

SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

RECEIVED

2005 MAR -2 P 3:0

OFFICE OF INTERNATIONAL CORPORATE FINANCE

28 February 2005

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.





05006204

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("HKSE") today for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
MAR 08 2005
THOMSON FINANCIAL

Irene Ko
Company Secretary

IK/lc/cw

Encl.

c.c. J P Morgan
- Ms. Tintin Subagyo

Shangri-La Hotel Public Company Limited, Thailand, a company listed on the Stock Exchange of Thailand ("Thailand Stock Exchange") and a 73.61% owned subsidiary of Shangri-La Asia Limited ("SA"), has on 28 February 2005 released to Thailand Stock Exchange an announcement (the "Announcement") in relation to the entering into of a Project Management Services Agreement and a Hotel Pre-Opening Technical Services Agreement with Shangri-La International Hotel Management Limited, a wholly owned subsidiary of SA. The following is a reproduction of the Announcement for information purpose only.

Shangri-La Hotel Public Company Limited
Register No. PCL 424
Information Memorandum Regarding the Connected Party Transaction

1. Date of the transaction and parties involved:

The Board of Directors of Shangri-La Hotel Public Company Limited ("the Company") resolved at its meeting No. 1/2005 held on February 28, 2005 for the Company to enter into the following agreements with Shangri-La International Hotel Management Limited ("SLIM") in respect of the construction of Shangri-La Hotel, Chiangmai ("Project"):

1.1 Project Management Services Agreement; and
1.2 Hotel Pre-Opening Technical Services Agreement.

2. Nature of Services:

2.1 Project Management Services Agreement

SLIM will provide services necessary for the regular and diligent progress and completion of the Project. The scope of project management services to be provided by SLIM will include the followings:

1) Feasibility Analysis;
2) Project/Design Team Appointment;
3) Brief, Design and Quality Control;
4) Meetings and Reporting;
5) Programme Control;
6) Budget and Cost Control;
7) Tendering & Contract Award;
8) Statutory and Planning Approvals;
9) Contract Management; and
10) Commissioning and Maintenance.

2.2 Hotel Pre-Opening Technical Services Agreement

SLIM will provide services as a consultant in advising on various aspects of the development and completion of the Project. Consultancy services to be rendered by SLIM will include the followings:

1) review and make recommendations on architectural plans, interior designs, guestroom sizes and layouts, layouts for back-of-the-house areas, front desk, health club, operational and design philosophy and layouts for the public areas and food and beverage outlets, lighting plans and signage plans;

2) advise the Company on the specifications, quality and quantity of specialized hotel equipment such as key systems, telephone system, elevators, escalators, and other mechanical and electrical systems;

3) advise the Company on the design, specifications, quality and quantity of fixtures, fittings, furniture, utensils, crockery, chinaware, silverware, glassware and other operating supplies, uniforms and print items required for the Hotel;

4) advise the Company on prices, estimates and evaluation of tenders for equipment, fixtures, fittings, furniture, utensils, crockery and other operating supplies for the Hotel;

5) generally, advise the Company on all aspects of the planning, design, construction and completion of the Hotel;

6) conduct on-site inspections during the construction of the Hotel to ensure quality in workmanship of the building contractor and sub-contractor;

7) supervise the installation of kitchen, laundry, dry-cleaning and other specialized hotel and operating equipment; and

8) SLIM shall designate a project officer and such other personnel from the relevant divisions of the SLIM's head office as SLIM shall determine to be necessary to provide the pre-opening and opening assistance required in order to open the Hotel for business to the general public as contemplated herein.

3. Total values of transactions:

3.1 Project Management Services Agreement

The fee is US$700,000 which is equal to approximately Baht 27,300,000. Payment of fees will be made by progress payment in accordance with the percentage completion of work for each stage. The payment schedule is as follows:

Scope of Work	% Fee
1. Inception Stage	10%
2. Conceptual Design Stage	10%
3. Design Development Stage	20%
4. Tender Documentation and Award	20%
5. Construction Period	25%
6. Practical Completion	5%
7. Expiry of Defects Liability Period/Final Account Period	10%
Total	100%

3.2 Hotel Pre-Opening Technical Services Agreement

The fee is US$200,000 which is equal to approximately Baht 7,800,000 and payable in the following installments:

Installment	Particular	Amount (US$)
1st installment	Upon signing the Agreement	40,000
2nd installment	One (1) month from the date of commencement of construction	40,000
3rd installment	Ten (10) months from the due date of the second installment	40,000
4th installment	Ten (10) months from the due date of the third installment	40,000
5th installment	Upon the opening of the Hotel	40,000
	Total	200,000

The value of both the agreements represents 0.72% of the Company's Net Tangible Asset Value (Net Tangible Asset Value as at December 31, 2004 was Baht 4,867 million).

The fee payable under both agreements were arrived at after arm's length negotiation by reference to the total estimated cost of the Project and the number of rooms respectively.

4. Relationship of related parties with the Company:

The Company is owned as to 73.61% by Shangri-La Asia Limited ("SA") through its 2 subsidiaries namely Successful Dragon Limited and Siam Suite Holding Limited. SLIM is a wholly-owned subsidiary of SA and is therefore a connected person of the Company. Furthermore, Mdm. Kuok Oon Kwong, Mr. Ho Kian Guan and Mr. Maris Pakdeetaveevivat who are members of the Board of Directors of SA are also directors of the Company.

5. Opinion of the Board of Directors:

Mdm. Kuok Oon Kwong, Mr. Ho Kian Guan and Mr. Maris Pakdeetaveevivat have not participated in discussion for the approval of the entering into of both agreements with SLIM.

The directors of the Company, including the independent directors, considered that the entering into by the Company of the Project Management Services Agreement and Hotel Pre-Opening Technical Services Agreement with SLIM for a fee amounting to US$700,000 and US$200,000, respectively are on normal commercial terms and are fair and reasonable, and in the interest of the Company and the shareholders of the Company as a whole.

The agreements specified the roles, responsibilities, terms of payment and procedures of termination, which are clear, fair and on the same basis as offered by independent third parties.



SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

1 March 2005

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 28 February 2005 as published in the South China Morning Post in Hong Kong on 1 March 2005 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

IK/lc/cw

Encl.

c.c. J P Morgan
- Ms. Tintin Subagyo



SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司*
website: http://www.ir.shangri-la.com
(Stock Code: 00069)

ANNOUNCEMENT OF AUDITED FINAL RESULTS BY SUBSIDIARY – SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND

THIS IS NOT THE ANNOUNCEMENT OF THE AUDITED FINAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE YEAR ENDED 31 DECEMBER 2004. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(2) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH AUDITED FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN THAILAND ON 28 FEBRUARY 2005 PURSUANT TO SECTION 56 OF SECURITIES AND EXCHANGE ACT B.E. 2535.

SUMMARY

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND ("SHPCL"), a 73.61% subsidiary of SA and a company listed on the Stock Exchange of Thailand, has announced its audited final results for the year ended 31 December 2004 in Thailand on 28 February 2005. The audited financial statements of SHPCL have been prepared in accordance with accounting principles and practices generally accepted in Thailand. The audited Consolidated Earnings Statement of SHPCL and recommendation on final dividend by the Board of Directors of SHPCL are provided below.

SHPCL, a subsidiary of SA listed on the Stock Exchange of Thailand and in which SA has a 73.61% interest, has announced its audited final results for the year ended 31 December 2004 in Thailand on 28 February 2005. The audited Consolidated Earnings Statement of SHPCL and recommendation on final dividend by the Board of Directors of SHPCL are provided below:

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND
AUDITED CONSOLIDATED EARNINGS STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2004

	For the year ended 31 December 2004 (Baht)	2003 (Baht)
Revenues from hotel operations:		
Room	1,030,520,837	712,028,602
Food and beverage	717,417,076	566,869,649
Others	126,123,526	92,124,209
Total revenues from hotel operations	1,874,061,439	1,371,022,460
Cost of sales and services	(561,785,539)	(444,531,711)
Gross profit	1,312,275,900	926,490,749
Selling and administrative expenses	(432,724,910)	(377,129,275)
Earnings from the sale of goods and the rendering of services	879,550,990	549,361,474
Other income		
Dividend income	17,316,331	11,023,262
Interest income	13,165,395	11,444,930
Other income	27,734,502	28,579,592
Other expenses		
Depreciation	(285,097,453)	(213,684,865)
Gain (loss) on disposal of fixed assets	1,798,683	(11,341,614)
Others	(10,280,686)	-
Directors' remuneration	(3,660,000)	(3,660,000)
EARNINGS FROM OPERATIONS	640,527,762	371,722,779
SHARE OF LOSS FROM INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD	-	-
PROVISION FOR LOSS ON LOANS TO AND INVESTMENT IN RELATED COMPANIES	(32,499,863)	(39,906,258)
EARNINGS BEFORE INTEREST EXPENSES AND INCOME TAX	608,027,899	331,816,521
INTEREST EXPENSES	(2,371,114)	(3,722,582)
CORPORATE INCOME TAX	(174,029,561)	(94,059,712)
NET EARNINGS FOR THE YEAR	431,627,224	234,034,227
BASIC EARNINGS PER SHARE (BASED ON NET EARNINGS) (BAHT)	3.32	1.80

RECOMMENDATION ON FINAL DIVIDEND BY THE BOARD OF SHPCL

Pursuant to a resolution passed at the board meeting of SHPCL held on 28 February 2005, the Board of Directors of SHPCL has recommended a final dividend of Baht 1.5 per share for the year ended 31 December 2004 (2003: Baht 1 per share) payable to the shareholders of SHPCL. Such dividend will be subject to approval by the shareholders of SHPCL at its forthcoming annual general meeting to be held on 26 April 2005.

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE AUDITED FINAL RESULTS INCLUDING THE EARNINGS PER SHARE AND DIVIDEND RECOMMENDED PERTAIN ONLY TO SHPCL, A 73.61% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS SHARE (I.E. 73.61%) IN THE PROFITS OF SHPCL IN ITS FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2004 AFTER ADJUSTMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward